ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 19, 2024	Sarah Clinton T +1 617 951 7375 sarah.clinton@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Disclosure Review and Accounting Office

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Kim McManus

Re:	Blackstone Alternative Investment Funds (File Nos. 811-22743 and 333-185238) (the “Registrant” or the “Trust”)

Ladies and Gentlemen:

On July 2, 2024, Kim McManus of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided oral comments to Teo Sax and Kelsey Barrett of Ropes & Gray LLP, the Trust’s counsel, in connection with the Staff’s review of Post-Effective Amendment No. 40 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 44 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”), filed on May 29, 2024, pursuant to Rule 485(a) under the Securities Act and relating to Blackstone Alternative Multi-Strategy Fund (the “Fund”), a series of the Trust (the “485(a) Amendment”).

The Staff requested that the Registrant’s responses be provided in writing via EDGAR correspondence. Accordingly, the Staff’s comments, together with the Registrant’s responses thereto, are set forth below. Where relevant, these responses will be reflected in Post-Effective Amendment No. 41 under the Securities Act and Amendment No. 45 under the Investment Company Act to the Registration Statement, to be filed with the Commission on or around July 29, 2024, pursuant to Rule 485(b) under the Securities Act (the “485(b) Amendment”). Capitalized terms used but not defined herein shall have the meanings given to them in the 485(a) Amendment.

1.

Comment: The Staff refers to the disclosure in footnote 5 to the annual fund operating expenses table in the “Fund Summary—Summary of Fees and Expenses—Annual Fund Operating Expenses” section in Prospectus regarding the fee waiver/expense reimbursement arrangement. Please revise the disclosure to state that the Fund may only repay the Adviser if such repayment does not cause the Fund’s expense ratio (after the repayment is taken into

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account) to exceed both (i) the expense cap in place at the time such amounts were waived and (ii) the Fund’s current expense cap, if any.

Response: The Registrant will revise the disclosure as marked below:

~~[~~Through August 31, 2026, Blackstone Alternative Investment Advisors LLC (the “Adviser”) has agreed to waive its fees and/or reimburse/recoup expenses of the Fund so that, for any calendar month, certain of the Fund’s expenses, together with the Fund’s management fees, will not exceed ~~[~~2.40~~]~~ % annualized (for Class D, Class I and Class Y Shares) and ~~[~~2.55~~]~~% annualized (for Class R Shares). The Fund has agreed to repay any waived fees or reimbursed expenses within the three year period after the Adviser’s waiver or reimbursement when and if requested by the Adviser, but only to the extent that repayment would not cause these expenses and management fees to exceed, for any given month, the lesser of (1) the annualized expense limits in place at the time such amounts were waived or reimbursed, and (2) any other relevant expense limits then in effect with respect to the Fund~~[2.40]% annualized (for Class D, Class I and Class Y Shares) and [2.55]% annualized (for Class R Shares)~~. These waiver/reimbursement and recoupment arrangements cannot be terminated before August 31, 2026 without the consent of the Fund’s board of trustees (the “Board of Trustees”). The waiver/reimbursement and recoupment arrangements relate to all expenses incurred in the business of the Fund with the exception of (i) distribution or servicing fees, (ii) acquired fund fees and expenses, (iii) brokerage and trading costs, (iv) interest payments (including any interest expenses, commitment fees, or other expenses related to any line of credit of the Fund), (v) taxes, (vi) dividends and interest on short positions, and (vii) extraordinary expenses (for each, as determined in the sole discretion of the Adviser) (together, the “Specified Expenses”).~~]~~

The Registrant further notes that the above referenced footnote will be renumbered as footnote 4 in the 485(b) Amendment.

2.

Comment: The Staff refers to the performance comparisons in the “Fund Summary—Performance” section in Prospectus. Please confirm, if true, that the HFRX Global Hedge Fund Index is composed of funds with similar investment objectives. In this regard, the Staff refers to Instruction 2(b) to Item 4(b)(2) of Form N-1A.

Response: The Registrant notes that Instruction 2(b) to Item 4(b)(2) of Form N-1A instructs a fund to disclose—in the narrative explanation accompanying the performance bar chart and table—information about any additional, narrowly based index used. As an example, the instruction notes that a Fund may state that the index consists of funds with similar investment objectives. The Registrant does not believe that an additional index must consist of funds with similar investment objectives as long as the additional index “reflect[s] the market sectors in which the Fund invests,” as provided in Instruction 6 to Item 27(b)(7) of Form N-1A. In response to the Staff’s comment, and in light of the referenced instructions, the Registrant will revise the narrative explanation accompanying the performance bar chart and table as marked below:

The bar chart and the Average Annual Total Returns table below provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year for the periods indicated and by showing how the Fund’s average annual returns compare with the

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returns of two broad-based securities market indices and an additional index that reflects the performance of the hedge fund universe. The Adviser believes that the additional index reflects certain market sectors in which the Fund invests and the Fund’s strategy of allocating assets among a variety of non-traditional or alternative investment strategies.

3.

Comment: The Staff refers to the “Duplicative Fees and Expenses” paragraph under “Risks Specific to Investments in Investment Funds” in the “Fund Summary—More on The Fund’s Investment Strategies, Investments, and Risks—Principal Investment Risks” section in Prospectus. Please revise the disclosure to address the fragmented parenthetical in the first sentence. Please also revise the second sentence to clarify, if true, that the Fund does not pay an incentive fee, but investors indirectly bear the costs of any incentive fee imposed at the Investment Fund level.

Response: The Registrant will revise the disclosure as marked below:

Duplicative Fees and Expenses. Investors in the Fund bear two layers of asset-based management fees (directly at the Fund level and indirectly at the Investment Fund level~~, including with respect to UCITS funds~~) and a single layer of incentive fees (indirectly at ~~both~~ the Investment Fund level only). The Fund does not pay an incentive fee, but indirectly bears the cost of any incentive fee imposed at the Investment Fund level.

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If you have any questions concerning the foregoing, please call me at 617-951-7375.

Sincerely,

/s/ Sarah Clinton

Sarah Clinton

cc:	Kevin Michel, Blackstone Alternative Investment Advisors LLC

Stephen Adams, Blackstone Alternative Investment Advisors LLC